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August 30, 1999


Bryan Kjosa
Consultant
1201 N. Pines Rd
Spokane, WA 99206

Re: Appraisal of MMDS, ITFS, & MDS Frequencies

To Whom It May Concern:

I have worked within all aspects of the MMDS industry including site selection, FCC licensing, system build out, customer installation, and system brokerage. I have spent the majority of my time researching and watching what is happening within the wireless cable industry over the last decade.

We have witnessed the time in which companies prospered and pursued technology only to have the FCC bog down the entire industry and nearly wipe it out. For those fortunate few who have gained their frequency blocks from the FCC, I firmly believe these frequencies are the future in many diverse ways. These highly sought after frequencies should be protected as the values will rise year after year. These frequencies are no longer obtainable from the FCC, and therefor any one who owns these frequencies will be able to name their price when a larger entity approaches for a buy-out.

I find that each of the following channel systems and the associated values are well within industry standards. When valuing MMDS/ITFS frequencies I find that the history and the potential of the industry provide the most stable, reliable formula in which any system valuation can be made. Knowing that each and every system is different and that the consumer in each market will behave similar to consumers in other different markets allows us to assume that history will generally reproduce itself again in any given market. Knowing previous acquisitions within the industry over time and various statistics such as channel capacity and demographics, will define a market easily. In this case we are dealing with frequencies, operational or not, within the spectrum range of
2.1 to 2.7 ghz. We can look at past acquisitions within the last 12 months, typically amongst public companies due to ease of gaining access to information. Additional value is given to a system that is built and operational, however, cash flow determines that value quite easily.

This industry is largely based on speculation and most reasonable people believe that the opportunities are huge. Typically success requires the entrepreneurial savvy possessed by the individuals within this industry and the technological advances that are happening each and every day.

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I have had the opportunity over the last several years to research the following projects. Each of the below listed projects breaks down the valuation, location and capacity.

$300,000 Erie, PA - Seven Channels

$150,000 Columbia, KY - Eight Channels...

$50,000 Lewiston, ID  -  Eight Channels....

$585,000 Beaumont, TX - 28 Channels...

I have attached press releases from three recent acquisitions. A brief overview will simply backup the values assigned to the above systems.


4/6/99  American Telecasting, Inc. sale to Antilles Wireless, LLC
         Markets in        Billings, MT
                           Grand Island, NE
                           Rapid City, SD
         Cash sale price of 6.2 million dollars less $500,000 to be held in escrow for a year

Peoples Choice TV Corp sale to Sprint Corp
                  Stock purchase for $103 million Dollars and assume 332 million in debt

4-16-99 CAI sale to MCI WorldCom
                  Entire 17 million shares for $24.00 equaling $408 million

The worlds largest communications companies are willing to spend nearly a billion dollars for control of three bankrupt MMDS companies. It is easy to see that all frequency is very valuable with or without cash flow, easily justifying the above values.


Sincerely,



Bryan Kjosa